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February 1, 2012

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

 Attn:  Anne Nguyen Parker, Branch Chief

Re:  Earthstone Energy, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed June 16, 2011
File No. 1-35049

Dear Ms. Parker:

This letter responds to the comment of the Commission staff as set forth in your letter, dated January 26, 2012 (“Comment Letter”), with respect to the Annual Report on Form 10-K (“2011 Annual Report”) of Earthstone Energy, Inc. (“Earthstone” or the “Company”) for its fiscal year ended March 31, 2011.  The single staff comment is set forth below, with the Company’s response thereafter.

SEC Comment:

The staff comment made concerning the 2011 Annual Report was:

Regulations, page 13

We note that the primary focus of your current and future operations is in the Williston Basin, where hydraulic stimulation technology is in use.  To the extent that hydraulic fracturing/hydraulic stimulation technology is a material part of your overall operations, in this section or another section, provide a discussion of the material financial and operational risks associated with hydraulic fracturing, such as underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.  See Rule 12b-20 under the Securities Exchange Act of 1934.

Response to Comment:

After careful review and due consideration of the staff comment seeking further  discussion concerning hydraulic fracturing/hydraulic stimulation technology related to operations and interests in the Williston Basin, the Company believes that no amendment is necessary to the existing disclosures and discussion under the “Regulations” heading (p. 13) of its Annual Report. The basis and reasons for this belief are set forth below.

The statements and disclosures contained under the “Regulations” heading (p. 13) of its 2011 Annual Report were made in compliance with the requirements of Item 101(c)(xii) of Regulation S-K which states, in pertinent part, as follows:

“Appropriate disclosure also shall be made as to the material effects that compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, may have upon the capital expenditures, earnings and competitive position of the registrant and its subsidiaries.”

The current disclosures by the Company under the “Regulations” heading highlight that liability may arise “for the cost of pollution cleanup resulting from operations” and that laws and regulations may “impose restrictions on injection into subsurface formations in order to prevent the contamination of ground water.”  The Company believes these disclosures are adequate and sufficient to describe any potential effects arising from environmental compliance which includes, without limitation, potential discharge of materials arising from any hydraulic fracturing activities on its interests in the Williston Basin. The Company’s basis for this position is that it does not engage directly in hydraulic fracturing of oil & gas wells.  Rather, it holds a small, minority interest in a number of wells that are under the management and control of far larger companies who apply various stimulation strategies.  The Company’s ownership varies from 0.1% to 6.5% interest depending on the specific well.  With these small interests, in the unlikely event that a containment failure were to occur on a single well, it is not likely that the event would have a material financial or operational impact on the Company.

The Company is aware of public comments and enhanced scrutiny pertaining to whether or not the use of hydraulic fracturing activities in the oil and gas industry poses any significant risks to the environment. However, it must be noted that hydraulic fracturing has been in use since the 1940s, and is currently a common and proven technology used in exploration and production by the oil and gas industry in all oil and gas producing states without any known or significant risks to the environment. In this regard, it should be noted that the Environmental Protection Agency (EPA) amended the Underground Injection Control, or UIC, provisions of the federal Safe Drinking Water Act (the “SDWA”) to exclude hydraulic fracturing from the definition of “underground injection.”  Furthermore, each state has comprehensive laws and regulations to provide for safe well construction practices and operations to ensure the protection of drinking water sources. To our knowledge, the Company is, and remains, in compliance with all Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment.

Please note that the 2011 Annual Report does not contain any disclosures under “Item 1A – Risk Factors” since the Company, as a “smaller reporting company,” is not required to provide the information required by that item. However, if any new or future laws or regulations are adopted that significantly restrict hydraulic fracturing activities, the Company would proceed to discuss and disclose the impact and effect on its operations and financial results if they are deemed material.

Accordingly, based on the foregoing, the Company believes that the existing statements and the disclosures contained in the Regulations heading (p. 13) of the 2011 Annual Report are accurate and adequate, and such disclosures address all matters material to the Company’s operations and financial condition. However, based on the staff comment and developments which may occur during the current fiscal year, the Company will consider and evaluate whether further discussion of the effects of hydraulic fracturing technology in its interests in the Williston Basin might be appropriate in connection with its Annual Report on Form 10-K for the fiscal year ended March 31, 2012.

In connection with this response, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter.  If you have any questions or comments concerning the foregoing response, please advise.

Best Regards,

/s/ Ray Singleton
Ray Singleton
President and Chief Executive Officer